RTO HOLDINGS, INC.
307 South Main Street
PRATT, KANSAS 67124
Tel: (620) 672-2814

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 28, 2006 to the holders of record at the close of business August 28, 2006 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of RTO Holdings, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Securities Exchange Agreement, dated as of August 28, 2006 (the “Closing Date”), by and among the Company, Orion Ethanol, a Kansas limited liability company (“Orion”) and the members of Orion (the “Members”) (the “Securities Exchange Agreement”). The transactions contemplated by the Securities Exchange Agreement were consummated on August 28, 2006.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

A copy of the Securities Exchange Agreement was filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K on August 28, 2006.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On August 28, 2006, the Company signed the Securities Exchange Agreement with the Members of Orion pursuant to which the Company acquired all of the membership interests of Orion in exchange for 31,272,740 shares of Common Stock of the Company, representing in the aggregate approximately 95.75% of the issued and outstanding capital stock of the Company. As of the Record Date, the Company had approximately 1,388,285 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the shareholders are entitled to vote. The signing of the Securities Exchange Agreement and the transactions contemplated thereby will result in a change of control of the Company.

Upon the signing of the Securities Exchange Agreement, the existing sole member of the Board of Directors submitted his resignation and appointed Mr. Patrick Barker, as the chairman of the Board of Directors, such resignation will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Securities Exchange Agreement by:

•
each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Securities Exchange Agreement;

•	each current director and each person that will become a director following the closing of the Securities Exchange Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Securities Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of RTO Holdings, Inc., 307 S. Main Street, Pratt, KS 67124.

	Before Closing of the Securities Exchange Agreement (2)		After Closing of the Securities Exchange Agreement (3)
Name, Position and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Timothy Halter, Director 12890 Hill Top Road Argyle, TX 76226	1,346,000 (4)	96.97%	1,346,000	4.12%
Patrick Barker, Chairman and Chief Executive Officer	0	*	24,807,057 (5)	75.95%
H. Richard Jarboe, Chief Operating Officer	0	*	0	*
Lane Hamm Treasurer and Chief Financial Officer	0	*	0	*
Joshua Barker Executive Vice President - Risk Management	0	*	0	*
Timothy C. Barker Executive Vice President - Development	0	*	0	*

All officers and directors as a group (6 persons named above)	1,346,000	96.97 (6)	26,153,057	80.07%

* less than 1%.
(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2) A total of 1,388,285 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3) Based on 32,661,025 shares of the Company’s Common Stock that are outstanding after the consummation of the Securities Exchange Agreement, issuance of 31,272,740 shares in connection therewith.

(4) The 1,346,000 shares are held directly by Halter Financial Investments, L.P. a Texas limited partnership (“HFI”) controlled by TPH Capital, L.P. or TPH , Bellfield Capital Partners, L.P., or Bellfield , Rivergreen Capital, LLC, or Rivergreen, and Colhust Capital, L.P., or Colhurst. TPH  controls 50% of HFI, Bellfield controls 20% of HFI, Rivergreen  controls 20% of HFI and Colhurst controls 10% of HFI. Timothy P. Halter controls 100% of TPH , David Brigante controls 100% of Bellfield, Marat Rosenberg controls 100% of Rivergreen  and George Diamond controls 100% of Colhurst.

(5) Consists of 22,503,772 shares are held directly by SNB Associates, LLC and 2,303,285 shares held by Wildcat Holdco, LLC, a limited liability company controlled by SNB Associates, LLC. Greengroup Ethanol, LLC owns a controlling interest (62.84%) in SNB Associates, LLC and Greengroup, LLC owns a controlling interest (85.92%) in Greengroup Ethanol, LLC. Patrick N. Barker controls Greengroup LLC through the provisions of Greengroup, LLC’s operating agreement and Patrick Barker, Ann C. Barker, Brendon Barker, Joshua Barker, Timothy Barker and certain trusts for the benefit of the grandchildren of Patrick and Ann Barker own 19.25%, 19.25%, 20%, 20%, 20% and 1.5% of Greengroup, LLC, respectively.

(6) Based on 1,388,285 shares outstanding as of August 28, 2006 prior to the consummation of the Securities Exchange Agreement on August 28, 2006.

CHANGES TO THE BOARD OF DIRECTORS

Upon the signing of the Securities Exchange Agreement on the Closing Date, the sole member of the Board of Directors Timothy Halter submitted his resignation and appointed Patrick Barker to the Board of Directors of the Company. Mr. Barker’s appointment was with immediate effect. Such resignation will become effective on the Effective Date.

To the best of the Company’s knowledge, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Securities Exchange Agreement, the Board of Directors consisted of one sole director Timothy Halter who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of the Company’s stockholders. Timothy Halter has submitted a letter of resignation and Patrick Barker has been appointed as the succeeding director of the Company, such resignation will become effective on the Effective Date. At the Closing Date, the Board of Directors appointed the new executive officers as listed below.

The name of the current officer and director of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name	Age	Position
Timothy Halter (1)	40	Director
Patrick Barker (2)	61	Chairman and Chief Executive Officer
H. Richard Jarboe	63	Chief Operating Officer
Lane Hamm	38	Treasurer and Chief Financial Officer
Timothy C. Barker	27	Executive Vice President - Development
Joshua N. Barker	31	Executive Vice President - Risk Management

(1)	Current director until the Effective Date.
(2)	Incoming director, effective August 28, 2006.

DR. PATRICK BARKER. Dr. Barker became the Chairman of the Board of Directors of the Company and its Chief Executive Officer on August 28, 2006, the date that we consummated the reverse acquisition transaction with Orion Ethanol. Dr. Barker was the Chairman of Orion and its operating subsidiaries since their inception in August 2005 and has been involved in the development of the Company’s projects since January 2003. Dr. Barker is also the Chief of Surgery at Pratt Regional Medical Center in Pratt, Kansas and has held this position since 1975. Dr. Barker expects that he will spend approximately 95% of his business time on affairs of the Company. Dr. Barker was a Director of Western Savings Association, 1977 to 1982; and Director of Columbia Savings Association, 1982 to 1994; Director of Western Financial Corporation, a savings and loan institution, in 1997. While with the Savings and Loan Industry, Dr. Barker gained extensive experience with mergers and acquisitions of publicly traded entities.

H. RICHARD JARBOE. Mr. Jarboe became the Chief Operating Officer of the Company on August 28, 2006, the date that we consummated the reverse acquisition transaction with Orion Ethanol. Mr. Jarboe was the President of Orion and its operating subsidiaries since their inception in August 2005 and has been involved in overseeing the development of the Company’s projects since April 2002. From January 1994 through March 2004 Mr. Jarboe held the positions of Vice President of Sales and Engineering and later Vice President and General Manager of the Open Circuit Division of Sauer-Danfoss, a hydraulics component manufacturer, and its predecessor company.

LANE HAMM. Mr. Hamm became the Chief Financial Officer of the Company on August 28, 2006, the date that we consummated the reverse acquisition transaction with Orion Ethanol. Mr. Hamm was the Chief Financial Officer of Orion Ethanol and its operating subsidiaries since April 2006. Mr. Hamm acted as an independent financial consultant during the period from August 2004 through April 2006. From February 1994 through November 2003, Mr. Hamm held several executive positions at Blockbuster, Inc., an international entertainment retail company, including the position of Chief Financial Officer of Blockbuster Canada from November 2001 through November 2003.

TIMOTHY C. BARKER. Mr. Barker became the Executive Vice President - Development of the Company on August 28, 2006, the date that we consummated the reverse acquisition transaction with Orion Ethanol. Mr. Barker was a Vice President of Orion and its operating subsidiaries since their inception in August 2005. Mr. Barker is also currently the President of Fresh-n-lite, LLC, a restaurant holding company, and he has held that position since October 2003. Prior to becoming the President of Fresh-n-lite, LLC, Mr. Barker attended Washburn University School of Law where he received a Juris Doctor degree and prior to that Mr. Barker received his B.A. from Oklahoma Christian University in 2001. Mr. Barker intends to spend in excess of 90% of his business time on the affairs of the Company with the remaining 10% or less of his time being spent on the affairs of Fresh-n-lite, LLC.

JOSHUA N. BARKER. Mr. Barker became the Executive Vice President - Risk Management of the Company on August 28, 2006, the date that we consummated the reverse acquisition transaction with Orion Ethanol. Mr. Barker was a Vice President of Orion and its operating subsidiaries since their inception in August 2005. From March 2003 through August 2005, Mr. Barker was the President of Midwest Research & Trading, LLC, an investment advisory business founded by Mr. Barker. From August 2001 through March 2003, Mr. Barker worked as an associate at Stull and Wood, LLC, a law firm in Pratt, Kansas. Mr. Barker received a Juris Doctor degree from the University of Kansas School of Law in 2000 and received a B.A. from University of Kansas.

TIMOTHY P. HALTER. Since 1995, Mr. Halter has been the president and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. In September 2006, Mr. Halter and other minority partners formed HFI. HFI conducts no business operations. Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (Nasdaq: DXPE), and is an officer and director of Nevstar Corporation, a Nevada corporation, Concept Ventures Corporation, a Nevada corporation, Robcor Properties, Inc., a Florida corporation, and BTHC III, Inc., a Delaware corporation.

Except for Mr. Halter who has tendered his resignation, which will become effective on the tenth day following the mailing to our stockholders of an information statement complying with Rule 14f-1 of the Securities Exchange Act, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

Dr. Patrick Barker is the father of Joshua Barker and Timothy Barker.

Legal Proceedings

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Securities Exchange Agreement and the transaction described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

During fiscal year 2005, the Board of Directors did not meet or act by consent. The Company did not hold an annual meeting in 2005.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by the Company to its Chief Executive Officer during the three most recent fiscal years. The Company did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Patrick Barker,	2005	-	-	-	-	-	-	-
Chairman and CEO (1)	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-

Timothy P. Halter Director,	2005	-	-	-	-	-	-	-
CEO and President (2)	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-

(1)
On August 28, 2006, the Company acquired Orion in a reverse acquisition transaction that was structured as a Securities Exchange and in connection with that transaction, Mr. Barker became the Chief Executive Officer Chairman of the Company.

(2)
Timothy P. Halter tendered his resignation to the Company upon the closing of the reverse acquisition of Orion on August 28, 2006. Mr. Halter resigned from all offices he held with the Company on August 28, 2006 and his resignation from his position as our director will become effective upon the 10th day following the mailing of this information statement.

No long-term incentive plan awards were made to any executive officer during the fiscal year ended December 31, 2005.

Compensation of Directors

Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2005.

Employment Agreements

Following is a summary of employment agreements entered into between our subsidiary, Orion Ethanol and each of our executive officers.

PATRICK N. BARKER. Mr. Barker acts as our Chief Executive Officer and President under the agreement. Mr. Barker’s employment agreement has an initial two-year term, however following the first anniversary of the effective date of the employment agreement and each subsequent anniversary, the term of Mr. Barker’s employment agreement shall automatically be extended so as to terminate two (2) years from such anniversary date unless the Company gives Mr. Barker a 90-day notice prior to such anniversary date that the employment agreement will not be extended by the Company beyond its current proscribed term. Mr. Barker’s base salary under the employment agreement is $300,000 per year and he is further eligible for an annual incentive bonus program to be established for executive officers by the Company. In addition, during his period of employment, Mr. Barker is entitled to (i) participate in and be covered under all the welfare benefit plans or programs maintained by the Company for the benefit of senior officers pursuant to the terms of such plans and (ii) all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by the Company.

In the event that Mr. Barker’s employment is terminated by the Company “without cause” or by Mr. Barker for “good reason” (each as defined in his employment agreement), Mr. Barker will be entitled to receive: (i) within 75 days of the date of termination (as defined in employment agreement), a lump sum payment of (A) his then applicable base salary (as defined in his employment agreement) and accrued vacation pay through the date of termination and (B) an amount equal to his base salary multiplied by two (2.0); (ii) a pro rated portion of any annual bonus that he would otherwise have received had he remained employed through the calendar year for which the bonus is calculated; and (iii) if he timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as he is receiving severance payments under the employment agreement (or until he is eligible for health care coverage under another employer’s plan, whichever period is shorter).

In the event that Mr. Barker’s employment is terminated by the Company for “cause” or by Mr. Barker without “good reason” (each as defined in his employment agreement), Mr. Barker will receive: (i) his base salary and his accrued vacation pay (to the extent required by law or the Company’s vacation policy) through the date of termination, as soon as practicable following the date of termination (ii) reimbursement, pursuant to Company policy, for reasonable business expenses incurred, but not paid prior to the date of termination, unless the termination resulted from a misappropriation of Company funds; and (iii) will be entitled to any rights, compensation and/or benefits that may be due him following termination to which Mr. Barker is otherwise entitled.

For any period of disability (as defined in the employment agreement), Mr. Barker will receive, during the period of the disability, his full base salary. However, in the event that Mr. Barker’s employment is terminated due to a disability, the Company will (i) pay Mr. Barker his base salary through the date of termination and (ii) provide Mr. Barker with any disability and/or other benefits and compensation to which he is entitled.

H. RICHARD JARBOE. Mr. Jarboe acts as our Chief Executive Officer and President under the agreement. His employment agreement is for a tern of three years. Mr. Jarboe’s base salary under the employment agreement is $250,000 per year and he is further eligible for an annual incentive bonus program to be established for executive officers by the Company. In addition, during his period of employment, Mr. Jarboe is entitled to (i) participate in and be covered under all the welfare benefit plans or programs maintained by the Company for the benefit of senior officers pursuant to the terms of such plans and (ii) all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by the Company.

In the event that Mr. Jarboe’s employment is terminated by the Company “without cause” or by Mr. Jarboe for “good reason” (each as defined in his employment agreement), Mr. Jarboe will be entitled to receive: (i) within 75 days of the date of termination (as defined in employment agreement), a lump sum payment of (A) his then applicable base salary (as defined in his employment agreement) and accrued vacation pay through the date of termination and (B) an amount equal to his base salary multiplied by two (2.0); (ii) a pro rated portion of any annual bonus that he would otherwise have received had he remained employed through the calendar year for which the bonus is calculated; and (iii) if he timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as he is receiving severance payments under the employment agreement (or until he is eligible for health care coverage under another employer’s plan, whichever period is shorter).

In the event that Mr. Jarboe’s employment is terminated by the Company for “cause” or by Mr. Jarboe without “good reason” (each as defined in his employment agreement), Mr. Jarboe will receive: (i) his base salary and his accrued vacation pay (to the extent required by law or the Company’s vacation policy) through the date of termination, as soon as practicable following the date of termination (ii) reimbursement, pursuant to Company policy, for reasonable business expenses incurred, but not paid prior to the date of termination, unless the termination resulted from a misappropriation of Company funds; and (iii) will be entitled to any rights, compensation and/or benefits that may be due him following termination to which Mr. Jarboe is otherwise entitled.

For any period of disability (as defined in the employment agreement), Mr. Jarboe will receive, during the period of the disability, his full base salary. However, in the event that Mr. Jarboe’s employment is terminated due to a disability, the Company will (i) pay Mr. Jarboe his base salary through the date of termination and (ii) provide Mr. Jarboe with any disability and/or other benefits and compensation to which he is entitled.

TIMOTHY C. BARKER. Mr. Barker acts as our Executive Vice President-- Development under the agreement. Mr. Barker’s employment agreement has an initial two-year term, however following the first anniversary of the effective date of the employment agreement and each subsequent anniversary, the term of Mr. Barker’s employment agreement shall automatically be extended so as to terminate two (2) years from such anniversary date unless the Company gives Mr. Barker a 90-day notice prior to such anniversary date that the employment agreement will not be extended by the Company beyond its current proscribed term. Mr. Barker’s base salary under the employment agreement is $150,000 per year and he is further eligible for an annual incentive bonus program to be established for executive officers by the Company. In addition, during his period of employment, Mr. Barker is entitled to (i) participate in and be covered under all the welfare benefit plans or programs maintained by the Company for the benefit of senior officers pursuant to the terms of such plans and (ii) all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by the Company.

In the event that Mr. Barker’s employment is terminated by the Company “without cause” or by Mr. Barker for “good reason” (each as defined in his employment agreement), Mr. Barker will be entitled to receive: (i) within 75 days of the date of termination (as defined in employment agreement), a lump sum payment of (A) his then applicable base salary (as defined in his employment agreement) and accrued vacation pay through the date of termination and (B) an amount equal to his base salary multiplied by two (2.0); (ii) a pro rated portion of any annual bonus that he would otherwise have received had he remained employed through the calendar year for which the bonus is calculated; and (iii) if he timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as he is receiving severance payments under the employment agreement (or until he is eligible for health care coverage under another employer’s plan, whichever period is shorter).

In the event that Mr. Barker’s employment is terminated by the Company for “cause” or by Mr. Barker without “good reason” (each as defined in his employment agreement), Mr. Barker will receive: (i) his base salary and his accrued vacation pay (to the extent required by law or the Company’s vacation policy) through the date of termination, as soon as practicable following the date of termination (ii) reimbursement, pursuant to Company policy, for reasonable business expenses incurred, but not paid prior to the date of termination, unless the termination resulted from a misappropriation of Company funds; and (iii) will be entitled to any rights, compensation and/or benefits that may be due him following termination to which Mr. Barker is otherwise entitled.

For any period of disability (as defined in the employment agreement), Mr. Barker will receive, during the period of the disability, his full base salary. However, in the event that Mr. Barker’s employment is terminated due to a disability, the Company will (i) pay Mr. Barker his base salary through the date of termination and (ii) provide Mr. Barker with any disability and/or other benefits and compensation to which he is entitled.

LANE HAMM. Mr. Hamm acts as our Chief Financial Officer under the agreement. Mr. Hamm’s employment agreement has an initial two-year term, however following the first anniversary of the effective date of the employment agreement and each subsequent anniversary, the term of Mr. Hamm’s employment agreement shall automatically be extended so as to terminate two (2) years from such anniversary date unless the Company gives Mr. Hamm a 90-day notice prior to such anniversary date that the employment agreement will not be extended by the Company beyond its current proscribed term. Mr. Hamm’s base salary under the employment agreement is $150,000 per year and he is further eligible for an annual incentive bonus program to be established for executive officers by the Company. In addition, during his period of employment, Mr. Hamm is entitled to (i) participate in and be covered under all the welfare benefit plans or programs maintained by the Company for the benefit of senior officers pursuant to the terms of such plans and (ii) all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by the Company.

In the event that Mr. Hamm’s employment is terminated by the Company “without cause” or by Mr. Hamm for “good reason” (each as defined in his employment agreement), Mr. Hamm will be entitled to receive: (i) within 75 days of the date of termination (as defined in employment agreement), a lump sum payment of (A) his then applicable base salary (as defined in his employment agreement) and accrued vacation pay through the date of termination and (B) an amount equal to his base salary multiplied by two (2.0); (ii) a pro rated portion of any annual bonus that he would otherwise have received had he remained employed through the calendar year for which the bonus is calculated; and (iii) if he timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as he is receiving severance payments under the employment agreement (or until he is eligible for health care coverage under another employer’s plan, whichever period is shorter).

In the event that Mr. Hamm’s employment is terminated by the Company for “cause” or by Mr. Hamm without “good reason” (each as defined in his employment agreement), Mr. Hamm will receive: (i) his base salary and his accrued vacation pay (to the extent required by law or the Company’s vacation policy) through the date of termination, as soon as practicable following the date of termination (ii) reimbursement, pursuant to Company policy, for reasonable business expenses incurred, but not paid prior to the date of termination, unless the termination resulted from a misappropriation of Company funds; and (iii) will be entitled to any rights, compensation and/or benefits that may be due him following termination to which Mr. Hamm is otherwise entitled.

For any period of disability (as defined in the employment agreement), Mr. Hamm will receive, during the period of the disability, his full base salary. However, in the event that Mr. Hamm’s employment is terminated due to a disability, the Company will (i) pay Mr. Hamm his base salary through the date of termination and (ii) provide Mr. Hamm with any disability and/or other benefits and compensation to which he is entitled.

JOSHUA N. BARKER. Mr. Barker acts as our Executive Vice-President - Risk Management under the agreement. Mr. Barker’s employment agreement has an initial two-year term, however following the first anniversary of the effective date of the employment agreement and each subsequent anniversary, the term of Mr. Barker’s employment agreement shall automatically be extended so as to terminate two (2) years from such anniversary date unless the Company gives Mr. Barker a 90-day notice prior to such anniversary date that the employment agreement will not be extended by the Company beyond its current proscribed term. Mr. Barker’s base salary under the employment agreement is $150,000 per year and he is further eligible for an annual incentive bonus program to be established for executive officers by the Company. In addition, during his period of employment, Mr. Barker is entitled to (i) participate in and be covered under all the welfare benefit plans or programs maintained by the Company for the benefit of senior officers pursuant to the terms of such plans and (ii) all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by the Company.

In the event that Mr. Barker’s employment is terminated by the Company “without cause” or by Mr. Barker for “good reason” (each as defined in his employment agreement), Mr. Barker will be entitled to receive: (i) within 75 days of the date of termination (as defined in employment agreement), a lump sum payment of (A) his then applicable base salary (as defined in his employment agreement) and accrued vacation pay through the date of termination and (B) an amount equal to his base salary multiplied by two (2.0); (ii) a pro rated portion of any annual bonus that he would otherwise have received had he remained employed through the calendar year for which the bonus is calculated; and (iii) if he timely elects and remains eligible for continued coverage under COBRA, that portion of the COBRA premiums that the Company was paying prior to the date of termination for as long as he is receiving severance payments under the employment agreement (or until he is eligible for health care coverage under another employer’s plan, whichever period is shorter).

In the event that Mr. Barker’s employment is terminated by the Company for “cause” or by Mr. Barker without “good reason” (each as defined in his employment agreement), Mr. Barker will receive: (i) his base salary and his accrued vacation pay (to the extent required by law or the Company’s vacation policy) through the date of termination, as soon as practicable following the date of termination (ii) reimbursement, pursuant to Company policy, for reasonable business expenses incurred, but not paid prior to the date of termination, unless the termination resulted from a misappropriation of Company funds; and (iii) will be entitled to any rights, compensation and/or benefits that may be due him following termination to which Mr. Barker is otherwise entitled.

For any period of disability (as defined in the employment agreement), Mr. Barker will receive, during the period of the disability, his full base salary. However, in the event that Mr. Barker’s employment is terminated due to a disability, the Company will (i) pay Mr. Barker his base salary through the date of termination and (ii) provide Mr. Barker with any disability and/or other benefits and compensation to which he is entitled.

The Company’s executive officers are not entitled to severance payments upon the termination of their employment agreements. They are subject to the customary non-competition and confidentiality covenants.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2005, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov

The Board of Directors

August 28, 2006.